EXHIBIT 22

List of Guarantor Subsidiaries of Hillenbrand, Inc.

The following subsidiaries of Hillenbrand, Inc. (the “Parent”) are guarantors with respect to our senior unsecured notes:

Hillenbrand Luxembourg Inc.
Hillenbrand Global Holdings LLC
Coperion Process Solutions LLC
Hillenbrand FHN Holdings, LLC